UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 4d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Roundy’s, Inc.

(Name of Subject Company)

Roundy’s, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779268 101

(CUSIP Number of Class of Securities)

Robert A. Mariano

Chairman, President and Chief Executive Officer

c/o Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Telephone: (414) 231-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard J. Campbell, P.C.

Robert Goedert

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 7.01, and 9.01 of the Current Report on Form 8-K filed by Roundy’s, Inc. (the “Company”) on November 12, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information

The tender offer descried in this document (the “Offer”) has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of Common Stock of the Company will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that The Kroger Co., intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Company and The Kroger Co. intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.roundys.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decision with respect to the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

This communication contains forward-looking statements about the Company’s future performance, which are based on management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the SEC.